UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

20007918

OMB APPROVAL
OMB Number: 3235-0123
Expires: May 31, 2017
Estimated average burden hours per response...12.00

SEC FILE NUMBER
8-69477

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/19 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Oakpoint Solutions, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 South Ashley Drive, Suite 1130
(No. and Street)

Tampa (City) | Florida (State) | 33602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerard Coughlin | (212) 588-6401 (Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last, first, middle name)

500 North Westshore Boulevard, Suite 1000, Tampa, Florida 33609
(Address) (City) (State) (Zip Code)

SEC Mail Processing

MAR 02 2020

Washington, DC

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of Oakpoint Solutions, LLC, affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedules pertaining to the firm of Oakpoint Solutions, LLC, as of December 31, 2019, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Oakpoint Solutions, LLC

Gerard Coughlin
CEO/CCO

Sworn to and subscribed before me this
28 day of February, 2020.

(Signature of Notary Public)

Erik M. Anderson
NOTARY PUBLIC
STATE OF FLORIDA
Comm# GG029272
Expires 12/9/2020

Personally known: X

This report ** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income.
- x (d) Statement of Cash Flows.
- x (e) Statement of Changes in Stockholders' Equity.
- __ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- __ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- __ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- __ (j) A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- __ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) And Oath or Affirmation.
- x (m) A copy of SIPC Supplemental Report.
- __ (n) A report describing any material inadequacies found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*

Oakpoint Solutions, LLC

Report Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934

December 31, 2019

CONTENTS

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Members
of Oakpoint Solutions, LLC
Tampa, Florida

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oakpoint Solutions, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and the computation of net capital (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
We have served as Oakpoint Solutions, LLC's auditor since 2015.
Tampa, Florida
February 26, 2020

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

OAKPOINT SOLUTIONS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS		
CASH	$	152,400
ACCOUNTS RECEIVABLE		10,312
DUE FROM AFFILIATE		11,916
MANAGEMENT FEES RECEIVABLE		2,847,154
RIGHT OF USE ASSET		155,792
OTHER ASSETS		30,886
PROPERTY AND EQUIPMENT, NET		39,732
	$	3,248,192
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	24,944
Lease Liability		156,983
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		3,066,265
	$	3,248,192

See Accompanying Notes to Financial Statements.

OAKPOINT SOLUTIONS, LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

REVENUE		
Management fees	$	3,224,476
Total revenue		3,224,476
EXPENSES		
Salaries		1,558,777
Professional fees		64,915
Travel		108,357
Communications		42,093
Rent		75,640
Office Expenses		30,178
Dues and Subscriptions		38,755
Regulatory Fees		27,570
Other general and administrative		5,038
Utilities		4,912
Advertising and Promotion		390
Charitable Contributions		3,486
Depreciation		11,580
Total expenses		1,971,691
NET INCOME	$	1,252,785

See Accompanying Notes to Financial Statements.

OAKPOINT SOLUTIONS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2019

Balance at December 31 ,2018	$ 983,480
Net Income	1,252,785
Member Contributions	830,000
Balance at December 31, 2019	$ 3,066,265

See Accompanying Notes to Financial Statements.

OAKPOINT SOLUTIONS, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	1,252,785
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		11,580
Changes in operating assets and liabilities:		
Accounts Receivable		325,525
Management Fees Receivable	(	2,767,154)
Other assets		22,622
Accounts payable and accrued liabilities		5,838
Net change in operating leases		1,191
Total adjustments	(	2,400,398)
Net cash used in operating activities	(	1,147,613)
CASH FLOWS FROM INVESTING ACTIVITIES -		
Purchase of property and equipment	(	10,362)
CASH FLOWS FROM FINANCING ACTIVITIES-		
Member contributions		830,000
NET DECREASE IN CASH	(	327,975)
CASH - BEGINNING OF PERIOD		480,375
CASH - END OF PERIOD	$	152,400

Supplemental disclosure of cash flow information-		
Cash paid during the year for interest	$	-

Noncash transactions -	
Right of use asset obtained in exchange for operating lease liability	$260,763

See Accompanying Notes to Financial Statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Oakpoint Solutions, LLC. ("Oakpoint" or the "Company") is a registered broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). It was formed in Florida in January 2014 and began its broker dealer operations on January 23, 2015. The Company conducts activities as a finder and/or placement agent to unaffiliated institutional investment fund managers ("Investment managers") that issue private placement securities exempt from registration with the SEC. Fund sales in which the Company engages involve securities that are not required to be registered with the SEC pursuant to the Securities Act of 1933 and that are offered by Investment managers that are registered with the SEC pursuant to the Investment Company Act of 1940. The Company is a wholly-owned subsidiary of CKT LLC ("CKT"), a Delaware limited liability company.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Regulatory oversight includes periodic examinations by FINRA and other regulatory bodies to determine whether the Company is conducting operations in accordance with the requirements of these organizations. The Company regularly reports financials to FINRA in accordance with their guidelines.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP") and to prevailing practices within the industry. The following summarizes the more significant of these policies and practices.

Subsequent Events

Management has evaluated events occurring subsequent to the balance sheet date through February 26, 2020 (the financial statement issuance date), determining no events require additional disclosure in these financial statements.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the statement of financial condition date and the reported amounts of revenues and expenses for the year presented. Actual results could differ from those estimates.

(continued)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED

Revenue Recognition

In return for its private placement and marketing services, the Company receives fees on a periodic basis after the private placement transactions close. The fees include (a) a percentage of the management fees received by the Investment managers, a percentage of the performance incentive fees or incentive allocations received by Investment managers ("Management fees") and in some cases (b) a retainer fee for marketing services. Through the company's involvement in each private placement transaction, the company develops models to project revenues expected in the future. The company reconciles the revenue amounts due to be received with the Investment managers for each fee payment. The Investment managers and their 3rd party administrator provide investment and capital account balance data, as well as performance data to support the fees payable to the company.

Management fees are recognized as the services are rendered over the contract period. Marketing fees are recognized as services are rendered.

Contingent Revenues

During 2017, the Company placed approximately $213 million in a private placement transaction. The Company's placement fees were contingent on an 8% return of the fund and payable on May 11, 2021. During 2018, the placement agreement was amended to permit the fund manager to pay advanced payments of the Company's contingent placement fees at a discount rate. During the year ended December 31, 2019, the Company recognized $3.2 million in placement fee income. Placement fee income is included in management fees on the accompanying statement of operations. At December 31, 2019 $2.8 million was receivable from the fund.

Cash and Cash Equivalents

The Company considers all cash and highly liquid investments with original purchased maturities of three months or less to be cash equivalents.

From time to time, the Company maintains cash balances with financial institutions in excess of federally insured limits.

Property and Equipment

Furniture, fixtures and office equipment are stated at cost less accumulated depreciation. Depreciation expense is computed using the straight-line method over the estimated useful life of each type of asset.

Income Taxes

The Company is a single member limited liability company and, as such, is treated as a disregarded tax entity for income tax purposes. Accordingly, all taxable income (loss) of the Company is reported by CKT in its tax returns.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2019, the Company's Net Capital was $126,265 which exceeded the requirements by $121,265. The ratio of "Aggregate Indebtedness" to "Net Capital" was 0.21 to 1 at December 31, 2019.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2019 consisted of the following:

Furniture and fixtures	$ 42,558
Office equipment	29,637
	72,195
Less: accumulated depreciation	(32,463)
	$ 39,732

Depreciation expense amounted to $11,580 for the year ended December 31, 2019.

NOTE 4. COMMITMENTS AND CONTINGENCIES

Lease Commitments

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)* which requires lessees to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with terms of more than twelve months. As permitted by ASC 842, the Company elected the adoption date of January 1, 2019, which is the date of the initial application. As a result, the Company's balance sheet as of December 31, 2018 was not restated, continues to be reported under ASC Topic 840, Leases ("ASC 840"), which did not require the recognition of operating lease right-of-use assets and operating lease liabilities on the consolidated balance sheet. The adoption of ASC 842 did not have a substantial impact on the Company's balance sheet. As such, the effect of this ASU increased total assets by $260,763, increased total liabilities by $260,763.

The Company adopted 2016-02, *Leases* on January 1, 2019, which resulted in the recognition of operating leases on the balance sheet in 2019 and forward. The Company recognizes operating lease right-of-use assets and operating lease liabilities based on

the present value of the future minimum lease payments at the adoption date of the lease. If the lease does not provide implicit rates, the incremental borrowing rate is used in determining the present value of future payments. Lease agreements that have lease and non-lease components, are accounted for as a single lease component. Lease expense is recognized on a straight-line basis over the lease term.

The Company's operating lease obligation is for some of the Company's various locations used to conduct operations. The weighted-average remaining lease term is approximately 1.4 years, with some leased locations having options to extend the leases. The components of lease expense and other lease information are as follows (dollars in thousands):

	During the year ended December 31, 2019
Operating Lease Expense Recognized	$ 75,640
Cash paid for amounts included in measurement of lease liabilities	$ 32,673

	At December 31, 2019
Operating lease right-of-use assets	$ 155,792
Operating lease liabilities	$ 156,983
Weighted-average remaining lease term	1.4 years
Weighted-average discount term	2.40%

Future minimum lease payments under non-cancellable leases, reconciled to the Company's discounted lease liabilities are as follows:

	At December 31, 2019
2020	$ 112,189
2021	47,655
Total future minimum lease payments	159,844
Less imputed interest	(2,861)
Total operating lease liabilities	$ 156,983

NOTE 5. RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with Oakpoint, LLC as of the period end. Oakpoint, LLC was required to reimburse the Company for certain administrative, operational and management expenses. At December 31, 2019 the Company had $11,916 in receivables from Oakpoint, LLC related to the expense sharing agreement. During the year ended December 31, 2019 Oakpoint, LLC reimbursed the Company $187,036 in expenses.

SUPPLEMENTAL INFORMATION

OAKPOINT SOLUTIONS, LLC
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15C3-1
DECEMBER 31, 2019

Total Member's Equity	$	3,066,265
Deductions		
Management fees receivable		2,847,154
Other assets		42,802
Accounts receivable		10,312
Property and equipment, net		39,732
Total deductions		2,940,000
NET CAPITAL		126,265
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $5,000 OR 6 2/3 percent of AGGREGATE INDEBTEDNESS OF $26,135		5,000
EXCESS NET CAPITAL	$	121,265
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.21 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	26,135

There are no material differences that exist between the above computation and the Company's corresponding unaudited Form X-17A-5, Part IIA filing.

OAKPOINT SOLUTIONS, LLC

STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

DECEMBER 31, 2019

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(i), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Independent Registered Public Accounting Firm

To the Members
Oakpoint Solutions, LLC
Tampa, Florida:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Oakpoint Solutions, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Oakpoint Solutions, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: under a (k)(2)(i) exemption (the "exemption provisions") and (2) Oakpoint Solutions, LLC stated that Oakpoint Solutions, LLC met the identified exemption provisions for the year ended December 31, 2019 without exception. Oakpoint Solutions, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Oakpoint Solutions, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 26, 2020

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

OAKPOINT SOLUTIONS, LLC
EXEMPTION REPORT
DECEMBER 31, 2019

Oakpoint Solutions, LLC (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claims an exemption from 17C.F.R. §240.15c3-3(k)(2)(i), and the Company met the exemption provisions throughout the period from January 01, 2019 to December 31, 2019 without exception.

Oakpoint Solutions, LLC

Gerard Coughlin
CEO/CCO

Date: 2/28/20

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Report of Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

Oakpoint Solutions, LLC
100 South Ashley Drive, Suite 1130
Tampa, Florida 33602

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2019, which were agreed to by Oakpoint Solutions, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Oakpoint Solutions, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Oakpoint Solutions, LLC's management is responsible for Oakpoint Solutions, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries by agreeing amounts to image of canceled checks noting no difference;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2019, with the amounts reported in Form SIPC-7 for the year ended December 31, 2019, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers by agreeing amounts to the statement of operations for the year ended December 31, 2019 and the respective quarterly FOCUS reports noting no differences;

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers by reviewing the Form SIPC-7 worksheet supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 26, 2020

SIPC-7

(36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(36-REV 12/18)

For the fiscal year ended **12/31/2019**

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

10*10*******1799*******************MIXED AADC 220
69477 FINRA DEC
OAKPOINT SOLUTIONS LLC
100 S ASHLEY DR STE 1130
TAMPA, FL 33602-5320

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 4,837

B. Less payment made with SIPC-6 filed (**exclude interest**) (4,309)

07/30/19
Date Paid

C. Less prior overpayment applied (145)

D. Assessment balance due or (overpayment) 383

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 383

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ **Funds Wired** ☐ **ACH** ☐
Total (must be same as F above) $ 383

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Oakpoint Solutions, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 4 day of February, 20 20.

COO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning **1/1/2019**
and ending **12/31/2019**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,224,476
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 3,224,476
2e. General Assessment @ .0015	$ 4,837
	(to page 1, line 2.A.)